Exhibit 12.1

THE HERSHEY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands of dollars except for ratios)
(unaudited)

	Nine Months Ended
	October 1, 2017	October 2, 2016
Earnings:

Income before income taxes	$850,279	$900,862

Add (deduct):

Fixed charges	85,075	79,371
Amortization of capitalized interest	759	2,166
Capitalized interest	(2,892)	(4,702)
Adjustment to exclude noncontrolling interests in subsidiaries and income from equity investee	—	(798)

Earnings as adjusted	$933,221	$976,899

Fixed Charges:

Interest expensed and capitalized	$75,030	$71,167
Amortization of deferred debt issuance costs	1,178	1,237
Portion of rents representative of the interest factor (a)	8,867	6,967

Total fixed charges	$85,075	$79,371

Ratio of earnings to fixed charges	10.97	12.31

(a)	Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.